Exhibit 4.1

DESCRIPTION OF SECURITIES

The following discussion summarizes the material terms of our common stock and preferred stock. This discussion does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation, as amended, and our bylaws.

General

Authorized Capital Stock

As of April 1, 2026, our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Holders of the Company’s common stock are entitled to share in all dividends that our board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company’s common stock.

Preferred Stock

Our articles of incorporation, as amended, authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

The certificate of designation for the preferred stock provides that the shares are not convertible into any other class or series of stock. Holders of preferred shares are entitled to 50 votes for each share held. Voting rights are not subject to adjustment for splits that increase or decrease the common shares outstanding. Upon liquidation, holders of preferred stock will be entitled to receive $1.00 per share plus redemption provision before assets are distributed to other stockholders. Holders of preferred shares are entitled to dividends equal to common share dividends. Once any shares of preferred stock are outstanding, at least 51% of the total number of shares of preferred stock outstanding must approve the following transactions:

●	alteration of the rights, preferences of privileges of the preferred stock,

●	creation of any new class of stock having preferences over the preferred stock,

●	repurchase of any of our common stock,

●	merger of consolidation with any other company, other than one of our wholly owned subsidiaries,

●	sale, conveyance or other disposal of, or creation or incurrence of any mortgage, lien, or charge or encumbrance or security interest in or pledge of, or sale and leaseback of, all or substantially all of our property or business, or

●	incurrence, assumption or guarantee of any indebtedness maturing more than 18 months after the date on which it is incurred, assumed or guaranteed by us, except for operating leases and obligations assumed as part of the purchase price of property.

Holders of a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of our outstanding voting shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the preferred stock, Greg Johnston and Alex McLaren have the ability to control the outcome of all matters submitted to a vote of stockholders, including the election of directors. On those matters that require the approval of at least 51% of the preferred stock, both Mr. Johnston and Mr. Alex McLaren must provide their approval inasmuch as each of them owns 50% of the outstanding preferred stock.

Dividends

Historically, we have not paid any cash dividends on our common stock. Except as set forth below, it is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest cash flow and earnings, if any, in our business operations. However, in the future, our board of directors may declare dividends on our common stock. Payment of future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, the agreements into which we may enter in the future, including indebtedness, may impose limitations on our ability to pay dividends or make other distributions on our capital stock. We cannot guarantee that we will pay dividends to our stockholders in the future. Holders of preferred shares are entitled to dividends equal to common share dividends.

If the MBO APA is approved by the Company’s stockholders, as required, the Company expects that the closing of the MBO will take place by the end of 2026. Assuming that the MBO APA is approved by the Company’s stockholders, as required, and the Company can successfully sell and liquidate 100% of the Company’s assets and operations, the Company expects (i) to pay off any remaining debt, settle any remaining accounts and agreements, liquidate the Company’s outstanding preferred shares, and then distribute the net available balance of cash to stockholders as a return of capital through a special dividend, and (ii) to subsequently complete a reverse merger or other transaction involving the public company. See “Item 1. Business—Our Business—Management Buyout Asset Purchase Agreement” of our annual report on Form 10-K for the fiscal year ended December 31, 2025.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation, as Amended, and Our Bylaws

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Preferred Stock. Our articles of incorporation, as amended, authorize our board of directors to issue from time to time any series of preferred stock and fix the voting powers, designation, powers, preferences and rights of the shares of such series of preferred stock.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of the stockholders may be called only by the chairman of the board or the chief executive officer, and shall be called by the chairman of the board or the secretary (i) when so directed by the board, or (ii) at the written request of stockholders owning shares representing at least 25% of voting power in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

Removal of Directors; Vacancies. Our bylaws provide that a director may be removed from office by stockholders for cause, or without cause by a majority vote of the stockholders. A vacancy on the board of directors may be filled only by a majority of the directors then in office.